WACKER

[redacted]

08005708

RECEIVED

2008 NOV -3 A 11:26

MANUELA ELLMERER
INVESTOR RELATIONS

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

☐ As discussed
☐ Thank you

Requested action:

☒ For your information
☐ For review and comment
☐ Take appropriate action
☐ Contact me
☐ Please return

20 October 2008

Director Dealings Announcement
Reference File Number 82-35138

SUPPL

Dear Sirs,

As this information is not posted on our website, I would like to send you the attached director dealings announcement. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

PROCESSED
NOV 06 2008
THOMSON REUTERS

11/3

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Dr. Wilhelm Sittenthaler

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 20.10.2008
No of items: 660
Currency: Euro
Price: 75.9800
Total amount traded: 50,146.8000
Place: Munich
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

```
Issuer subject to the publication requirement:
--------------------------------------------------------------------------------

emitter:      Wacker Chemie AG
              Hanns-Seidel-Platz 4
              D-81737 München
phone:        +49 (0) 89 6279 01
FAX:          +49 (0) 89 6279 1770
mail:         info@wacker.com
WWW:          http://www.wacker.com
sector:       Chemicals
ISIN:         DE000WCH8881
indexes:      Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime
              All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language:     English
```

END